EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2021*	June 30, 2022	June 30, 2022
		RUB	RUB	$
ASSETS
Cash and cash equivalents	3	79,275	75,592	1,477.6
Term deposits		23,415	—	—
Investments in marketable equity securities	3	4,049	—	—
Accounts receivable, less allowance for doubtful accounts of RUB 2,716 and RUB 3,319, respectively	3	43,568	37,685	736.6
Inventory		9,587	15,823	309.3
Prepaid expenses		12,663	12,670	247.7
VAT reclaimable		13,498	12,701	248.3
Funds receivable, net		6,180	4,118	80.5
Other current assets	3	7,740	7,745	151.4
Total current assets		199,975	166,334	3,251.4
Goodwill	7	117,864	118,521	2,316.8
Property and equipment, net	5	98,325	107,291	2,097.2
Operating lease right-of-use assets	6	36,245	31,544	616.6
Intangible assets, net	7	22,359	18,929	370.0
Content assets, net	9	13,767	15,339	299.8
Equity method investments	3	9,425	6,489	126.8
Deferred tax assets		5,625	5,627	110.0
Long-term prepaid expenses		3,278	3,589	70.2
Other non-current assets	3	8,633	8,758	171.2
Total non-current assets		315,521	316,087	6,178.6
TOTAL ASSETS		515,496	482,421	9,430.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	3	81,555	77,478	1,514.4
Debt, current portion	11	2,940	23,358	456.6
Income and non-income taxes payable	3	16,196	20,555	401.8
Deferred revenue		10,415	10,783	210.8
Total current liabilities		111,106	132,174	2,583.6
Debt, non-current portion	11	85,835	26,438	516.8
Operating lease liabilities	6	24,642	20,672	404.1
Finance lease liabilities	6	15,350	15,612	305.2
Deferred tax liabilities		2,989	2,855	55.8
Other accrued liabilities		2,649	2,976	58.1
Total non-current liabilities		131,465	68,553	1,340.0
Total liabilities		242,571	200,727	3,923.6
Commitments and contingencies	9,10
Redeemable noncontrolling interests		869	338	6.6
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658, and Class C: 37,748,658); shares issued (Class A: 323,800,479, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678, and 323,241,816, respectively, Class B: 35,698,674 and Class C: nil)		281	281	5.5
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)		(2,728)	(1,393)	(27.2)
Additional paid-in capital		112,942	116,634	2,279.9
Accumulated other comprehensive income		16,193	23,304	455.6
Retained earnings		131,488	125,293	2,449.1
Total equity attributable to Yandex N.V.		258,176	264,119	5,162.9
Noncontrolling interests		13,880	17,237	336.9
Total shareholders’ equity		272,056	281,356	5,499.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,496	482,421	9,430.0

* Derived from audited consolidated financial statements and adjusted for certain reclassifications (Note 3)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended June 30,			Six months ended June 30,
	Notes	2021	2022	2022	2021	2022	2022
		RUB	RUB	$	RUB	RUB	$
Revenues	3	81,402	117,748	2,301.7	154,538	223,758	4,373.9
Operating costs and expenses:
Cost of revenues(1)		41,774	48,721	952.4	75,816	99,732	1,949.5
Product development(1)		11,234	16,826	328.9	22,243	35,987	703.4
Sales, general and administrative(1)		27,476	35,742	698.6	50,571	76,547	1,496.4
Depreciation and amortization		5,641	7,713	150.8	10,898	15,180	296.7
Total operating costs and expenses		86,125	109,002	2,130.7	159,528	227,446	4,446.0
Income/(loss) from operations		(4,723)	8,746	171.0	(4,990)	(3,688)	(72.1)
Interest income	3	1,180	1,037	20.3	2,357	2,399	46.9
Interest expense		(861)	(1,109)	(21.7)	(1,654)	(1,729)	(33.8)
Gain on restructuring of convertible debt	11	—	9,305	181.9	—	9,305	181.9
Loss from equity method investments		(5)	(86)	(1.7)	(6)	(451)	(8.8)
Other income/(loss), net	3	230	(6,105)	(119.4)	689	(4,567)	(89.3)
Net income/(loss) before income taxes		(4,179)	11,788	230.4	(3,604)	1,269	24.8
Income tax expense	8	485	3,732	72.9	4,280	6,250	122.2
Net income/(loss)		(4,664)	8,056	157.5	(7,884)	(4,981)	(97.4)
Net (income)/loss attributable to noncontrolling interests		785	(2,290)	(44.8)	1,028	(3,676)	(71.8)
Net income/(loss) attributable to Yandex N.V.		(3,879)	5,766	112.7	(6,856)	(8,657)	(169.2)
Net income/(loss) per Class A and Class B share:
Basic	2	(10.88)	15.54	0.30	(19.26)	(23.53)	(0.46)
Diluted	2	(10.88)	(7.03)	(0.14)	(19.26)	(45.86)	(0.90)
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	356,616,989	371,106,744	371,106,744	356,017,710	367,856,773	367,856,773
Diluted	2	356,616,989	376,105,159	376,105,159	356,017,710	370,832,165	370,832,165

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	126	129	2.5	250	280	5.5
Product development	2,592	3,926	76.7	6,034	7,466	145.9
Sales, general and administrative	2,144	2,440	47.8	4,382	5,014	98.0

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Net income/(loss)	(4,664)	8,056	157.5	(7,884)	(4,981)	(97.4)
Foreign currency translation, net of tax of nil	(2,031)	12,662	247.5	(1,372)	6,853	134.0
Total comprehensive income/(loss)	(6,695)	20,718	405.0	(9,256)	1,872	36.6
Total comprehensive (income)/loss attributable to noncontrolling interests	769	(2,061)	(40.3)	811	(3,418)	(66.8)
Total comprehensive income/(loss) attributable to Yandex N.V.	(5,926)	18,657	364.7	(8,445)	(1,546)	(30.2)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss		(7,884)	(4,981)	(97.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	5	8,015	11,649	227.7
Amortization of intangible assets	7	2,883	3,531	69.0
Amortization of content assets	9	3,072	4,626	90.4
Operating lease right-of-use assets amortization and the lease liability accretion		5,030	7,711	150.7
Amortization of debt discount and issuance costs	11	1,036	585	11.4
Share-based compensation expense (excluding cash settled awards of nil and	12	10,666	3,552	69.4
RUB 9,208, respectively)
Deferred income tax expense/(benefit)		(4,065)	315	6.2
Foreign exchange losses	3	291	4,231	82.7
Loss from equity method investments		6	451	8.8
Gain on restructuring of convertible debt	11	—	(9,305)	(181.9)
Impairment of long-lived assets		—	3,644	71.2
Provision for expected credit losses		506	1,038	20.3
Other		180	481	9.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(2,982)	4,540	88.7
Prepaid expenses		(5,196)	(2,395)	(46.7)
Inventory		(1,988)	(6,065)	(118.6)
Accounts payable, accrued and other liabilities and non-income taxes payable		5,907	(1,108)	(21.6)
Deferred revenue		287	694	13.6
Other assets		(8,110)	185	3.6
Content assets		(7,547)	(6,199)	(121.2)
Content liabilities		3,581	(353)	(6.9)
Net cash provided by operating activities		3,688	16,827	328.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(17,244)	(25,687)	(502.1)
Acquisitions of businesses, net of cash acquired		(7,274)	(820)	(16.0)
Investments in marketable equity securities		(9,869)	—	—
Proceeds from sale of marketable equity securities		2,735	5,859	114.5
Investments in term deposits		(187,251)	(2,000)	(39.1)
Maturities of term deposits		170,608	25,769	503.6
Loans granted		(560)	(25)	(0.5)
Proceeds from repayments of loans		577	480	9.4
Other investing activities		(231)	(106)	(2.0)
Net cash provided by/(used in) investing activities		(48,509)	3,470	67.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2021	2022	2022
		RUB	RUB	$
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options		864	—	—
Repayment of convertible debt	11	—	(45,832)	(895.9)
Proceeds from issuance of debt		—	46,781	914.4
Payment of contingent consideration and holdback amount		(10)	(69)	(1.3)
Payment for finance leases		(202)	(719)	(14.1)
Payment of overdraft borrowings		—	(2,940)	(57.5)
Other financing activities		(1,240)	(1,156)	(22.5)
Net cash used in financing activities		(588)	(3,935)	(76.9)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		877	(19,893)	(388.8)
Net change in cash and cash equivalents, and restricted cash and cash equivalents		(44,532)	(3,531)	(69.0)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,398	1,552.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		87,914	75,867	1,483.0

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		132,398	79,274	1,549.6
Restricted cash and cash equivalents, beginning of period		48	124	2.4
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		132,446	79,398	1,552.0
Cash and cash equivalents, end of period		87,867	75,592	1,477.6
Restricted cash and cash equivalents, end of period		47	275	5.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		87,914	75,867	1,483.0
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		7,291	5,990	117.1
Cash paid for acquisitions		7,347	1,031	20.1
Convertible notes coupon paid		344	439	8.6
Interest paid for finance leases		157	561	11.0
Operating cash flows from operating leases		5,756	6,375	124.6
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		15,888	3,217	62.9
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,773	2,733	53.4
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		4,378	1,322	25.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2021	1	—	355,995,773	279	(5)	167,836	18,381	143,229	20,004	349,724	1,859
Share-based compensation expense	—	—	—	—	—	4,862	—	—	—	4,862	—
Exercise of share options	—	—	1,384,570	—	—	228	—	—	—	228	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(61)	—	—	—	(61)	—
Repurchase of share options	—	—	—	—	—	109	—	9	—	118	(105)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,047)	—	16	(2,031)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(29)	—	(29)	29
Net loss	—	—	—	—	—	—	—	(3,879)	(785)	(4,664)	—
Other	—	—	—	1	—	106	(2)	—	—	105	—
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783

	Three months ended June 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2022	1	—	358,940,490	281	(1,393)	105,600	10,413	119,486	15,317	249,704	435
Share-based compensation expense	—	—	—	—	—	1,010	—	—	—	1,010	—
Convertible debt restructuring (Note 11)	—	—	—	—	—	9,941	—	—	—	9,941	—
Repurchase of share options	—	—	—	—	—	(58)	—	(12)	—	(70)	(44)
Foreign currency translation adjustment	—	—	—	—	—	—	12,891	—	(229)	12,662	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	53	—	53	(53)
Net income	—	—	—	—	—	—	—	5,766	2,290	8,056	—
Other	—	—	—	—	—	141	—	—	(141)	—	—
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338
Balance as of June 30, 2022, $		—		5.5	(27.2)	2,279.9	455.6	2,449.1	336.9	5,499.8	6.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	10,828	—	—	—	10,828	—
Exercise of share options	—	—	3,169,811	—	—	856	—	—	—	856	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(121)	—	—	—	(121)	—
Repurchase of share options	—	—	—	—	—	411	—	14	—	425	(976)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,589)	—	217	(1,372)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	408	—	408	(408)
Net loss	—	—	—	—	—	—	—	(6,856)	(1,028)	(7,884)	—
Other	—	—	—	2	1	249	(2)	(25)	(48)	177	—
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783

	Six months ended June 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	3,627	—	—	—	3,627	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Convertible debt restructuring (Note 11)	—	—	—	—	—	9,941	—	—	—	9,941	—
Repurchase of share options	—	—	—	—	—	(5)	—	(105)	—	(110)	(474)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	57	—	57	(57)
Foreign currency translation adjustment	—	—	—	—	—	—	7,111	—	(258)	6,853	—
Net (loss)/income	—	—	—	—	—	—	—	(8,657)	3,676	(4,981)	—
Other	—	—	—	—	—	62	—	(1)	(61)	—	—
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338
Balance as of June 30, 2022, $		—		5.5	(27.2)	2,279.9	455.6	2,449.1	336.9	5,499.8	6.6

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YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2021.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of June 30, 2022, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2021, was derived from audited annual consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 but does not contain all of the related footnote disclosures.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. Accounting policy in relation to the restructuring of convertible debt is described in Note 11.

The results for the three and six months ended June 30, 2022 are not necessarily indicative of the operating results expected for the year ending December 31, 2022 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Company’s business, operations or governance; changes in the political, legal and/or regulatory environment; the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis; competitive pressures; changes in advertising patterns; changes in user preferences; technological developments; and the Company’s need to expend capital to accommodate the growth of the business.

The accompanying unaudited condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As described in Note 11, following the suspension of trading of the Company’s Class A shares on the Nasdaq Global Select Market for more than five trading days, the holders of the Company’s convertible notes due March 3, 2025 (the “Notes”) had the right to require the Company to redeem the Notes at par, and the Company did not have the funds available to redeem the Notes in full. These conditions raised substantial doubt about the Company’s ability to continue as a going concern which was disclosed in the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2022. In June 2022 the Company restructured the terms of the Notes and entered into a purchase agreement with holders of 93.2% in aggregate principal amount of the Notes. The purchase was funded by external debt financing obtained, which repayable ratably over the next three years. The Company’s cash flow forecast taking into account this restructuring and the terms of the new debt financing indicate that the Company will have sufficient liquidity in the course of at least next twelve months. As a result of these events the substantial doubt about the Company’s ability to continue as a going concern no longer exists.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 51.1580 to $1.00, the exchange rate as of June 30, 2022 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the balance sheet date, the ruble has been experiencing a period of significant volatility.

Reclassification

Certain reclassifications have been made to the consolidated balance sheet as of December 31, 2021 due to the separation of certain line items. The following table presents the impact of the reclassification on affected consolidated balance sheet line items as of December 31, 2021:

	As of December 31, 2021
	As previously reported	Reclassification	After reclassification
Selected Balance Sheets Data:	RUB	RUB	RUB
Accounts payable, accrued and other liabilities	84,495	(2,940)	81,555
Debt, current portion	—	2,940	2,940

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021.

Prior to the adoption of ASU 2020-06, the Company separately accounted for the liability and equity components of the Company’s convertible notes due March 3, 2025. The value of the liability component as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Company's estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. The value of the equity component as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. Debt discount was amortized using the effective interest method over the period from the origination date through the stated maturity date. The equity component was included in additional paid-in capital in the consolidated balance sheet as of December 31, 2021.

The Company adopted the standard effective January 1, 2022, using the modified retrospective method. The prior period consolidated financial statements have not been retrospectively adjusted and continue to be reported under the accounting standards in effect for those periods. As a result of the adoption, the Company recorded a RUB 8,573 decrease in additional paid in capital from the derecognition of the equity component of the convertible debt, net of tax effects, a RUB 6,404 increase in the liability component from the derecognition of the debt discount and debt issuance cost associated with the equity component of the convertible debt, and a RUB 2,511 increase to the opening balance of retained earnings, representing the cumulative interest expense, net of tax effects, recognized related to the amortization of the conversion option of such convertible debt. The Company also wrote off the deferred tax liabilities in the amount of RUB 342 as well as increased the deferred tax assets and respective valuation allowance in the same amount of RUB 1,330 from the derecognition of the equity component (Note 8). As a result of the adoption, starting on January 1, 2022, interest expense is reduced as a result of accounting for the Notes as a single liability measured at its amortized cost.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Accordingly, the impact of the changes on affected consolidated balance sheet line items as of January 1, 2022 for the adoption of the ASU 2020-06 was as follows:

	Balances as of December 31, 2021	Adjustments from Adoption of ASU 2020-06	Balances as of January 1, 2022
	RUB	RUB	RUB
Convertible debt	85,835	6,404	92,239
Deferred tax liabilities	2,989	(342)	2,647
Additional paid-in capital	112,942	(8,573)	104,369
Retained earnings	131,488	2,511	133,999

Adoption of the ASU 2020-06 did not have a material effect on the diluted net income/(loss) per share.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three and six months ended June 30, 2021 and 2022 is computed on the basis of the weighted average number of ordinary shares using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the Notes (Note 11). Diluted net loss per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net loss per Class A share assumes the conversion of Class B shares, while the diluted net loss per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net loss per ordinary share computation, because their effect was anti-dilutive for the three months ended June 30, 2021 and 2022, was 17,635,737 and 15,105,542, respectively and for the six months ended June 30, 2021 and 2022, was 16,716,623 and 18,459,412, respectively.

In June 2022, the Company completed a purchase of 93.2% in aggregate principal amount of the Notes (Note 11). The convertible debt restructuring is included in the calculation of diluted net income per share under the if-converted method.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended June 30,
	2021		2022
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	(3,491)	(388)	5,211	101.9	555	10.8
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	(388)	—	555	10.8	—	—
Reallocation of net loss to Class B shares	—	—	—	—	(806)	(15.8)
Dilution in Classifieds	—	—	(3)	(0.1)	—	—
Effect of convertible debt restructuring, net of tax	—	—	(8,405)	(164.3)	—	—
Net loss, allocated for diluted	(3,879)	(388)	(2,642)	(51.7)	(251)	(5.0)
Weighted average ordinary shares used in per share computation — basic	320,908,974	35,708,015	335,408,070	335,408,070	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,708,015	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	—	—	4,998,415	4,998,415	—	—
Weighted average ordinary shares used in per share computation — diluted	356,616,989	35,708,015	376,105,159	376,105,159	35,698,674	35,698,674
Net income/(loss) per share attributable to ordinary shareholders:
Basic	(10.88)	(10.88)	15.54	0.30	15.54	0.30
Diluted	(10.88)	(10.88)	(7.03)	(0.14)	(7.03)	(0.14)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Six Months ended June 30,
	2021		2022
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net loss, allocated for basic	(6,168)	(688)	(7,817)	(152.8)	(840)	(16.4)
Reallocation of net loss as a result of conversion of Class B to Class A shares	(688)	—	(840)	(16.4)	—	—
Reallocation of net loss to Class B shares	—	—	—	—	(797)	(15.6)
Effect of convertible debt restructuring, net of tax	—	—	(8,348)	(163.2)	—	—
Net loss, allocated for diluted	(6,856)	(688)	(17,005)	(332.4)	(1,637)	(32.0)
Weighted average ordinary shares used in per share computation — basic	320,309,367	35,708,343	332,158,099	332,158,099	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,708,343	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	—	—	2,975,392	2,975,392	—	—
Weighted average ordinary shares used in per share computation — diluted	356,017,710	35,708,343	370,832,165	370,832,165	35,698,674	35,698,674
Net loss per share attributable to
ordinary shareholders:
Basic	(19.26)	(19.26)	(23.53)	(0.46)	(23.53)	(0.46)
Diluted	(19.26)	(19.26)	(45.86)	(0.90)	(45.86)	(0.90)

3.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Cash	34,012	39,496	772.0
Cash equivalents:
Bank deposits	45,214	36,074	705.1
Other cash equivalents	49	22	0.5
Total cash and cash equivalents	79,275	75,592	1,477.6

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and six months ended June 30, 2021 and 2022. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Accounts Receivable, Net

Accounts receivable as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Trade accounts receivable	46,284	41,004	801.5
Allowance for credit losses	(2,716)	(3,319)	(64.9)
Total accounts receivable, net	43,568	37,685	736.6

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Movements in the allowance for expected current credit losses on trade receivables for the three and six months ended June 30, 2021 and 2022 were as follows:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	2,104	3,344	65.4	1,798	2,716	53.1
Current period provision for expected credit losses	223	409	8.0	529	1,019	19.9
Write-off	(177)	(220)	(4.3)	(180)	(249)	(4.9)
Foreign exchange difference	(16)	(214)	(4.2)	(13)	(167)	(3.2)
Balance at the end of period	2,134	3,319	64.9	2,134	3,319	64.9

The Company’s past due receivables exceeding one year were in the amount of RUB 1,916 ($37.5) as of June 30, 2022.

Other Current Assets

Other current assets as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Prepaid income tax	2,272	3,101	60.6
Loans granted	2,222	1,558	30.5
Sales financing receivables	266	1,001	19.6
Contract assets	659	963	18.8
Other receivables	859	425	8.3
Prepaid other taxes	202	88	1.7
Interest receivable	308	61	1.2
Other	952	548	10.7
Total other current assets	7,740	7,745	151.4

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three and six months ended June 30, 2021 and 2022.

Other Non-current Assets

Other non-current assets as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Loans granted	5,535	6,072	118.7
Contract assets	874	903	17.7
VAT reclaimable	884	799	15.6
Investments in non-marketable equity securities	790	522	10.2
Restricted cash	123	247	4.8
Other receivables	427	215	4.2
Total other non-current assets	8,633	8,758	171.2

Investments in marketable equity securities

As of December 31, 2021 investments in current marketable equity securities in the amount of RUB 4,049 consisted of investments made for treasury purposes. In January and March 2022 the Company sold all these investments for an aggregate $54.6 (RUB 5,514 at the exchange rate as of the trade dates).

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Equity method investments

The Company's equity method investments as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
ClickHouse Inc	6,521	4,402	86.1
venture capital fund	2,347	1,429	27.9
other technology companies	557	658	12.8
Total equity method investments	9,425	6,489	126.8

Accounts Payable, Accrued and Other Liabilities

Accounts payable and accrued liabilities as of December 31, 2021 and June 30, 2022 comprised the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Trade accounts payable and accrued liabilities	54,854	44,016	860.5
Operating lease liabilities, current (Note 6)	10,525	10,796	211.0
Salary and other compensation expenses payable/accrued to employees	6,022	12,560	245.5
Liabilities under the reverse factoring program	3,110	4,454	87.1
Content liabilities	5,410	3,286	64.2
Finance lease liability, current (Note 6)	1,467	1,758	34.4
Accounts payable for acquisition of businesses	80	558	10.8
Bank deposits and liabilities	87	50	0.9
Total accounts payable and accrued liabilities	81,555	77,478	1,514.4

Interest income

The following table presents the components of interest income for the three and six months ended June 30, 2021 and 2022:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Bank deposits	979	822	16.1	1,972	1,888	36.9
Other	201	215	4.2	385	511	10.0
Total interest income	1,180	1,037	20.3	2,357	2,399	46.9

Other Income/(loss), Net

Other income/(loss), net includes foreign exchange losses in the amount of RUB 555 and RUB 5,903 ($115.4) for the three months ended June 30, 2021 and 2022, respectively, and RUB 291 and RUB 4,231 ($82.7) for the six months ended June 30, 2021 and 2022, respectively.

Income and non-income taxes payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets includes income taxes payable in the amount of RUB 1,201 and RUB 1,689 ($33.0) as of December 31, 2021 and June 30, 2022, respectively.

Revenues

Revenues in the unaudited condensed consolidated statements of operations includes revenues related to sales of goods in the amount of RUB 13,413 and RUB 18,887 ($369.2) for the three months ended June 30, 2021 and 2022, respectively; and in the amount of RUB 24,281 and RUB 37,801 ($738.9) for the six months ended June 30, 2021 and 2022, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2021 and June 30, 2022, including those measured at fair value on a recurring basis, consisted of the following:

	As of December 31, 2021				As of June 30, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 3)	—	—	8,206	8,206	—	—	7,403	7,403	144.7
Investments in marketable securities	4,049	—	—	4,049	—	—	—	—	—
	4,049	—	8,206	12,255	—	—	7,403	7,403	144.7
Liabilities and redeemable noncontrolling interests:
Loans (Note 11)	—	—	—	—	—	—	40,028	40,028	782.4
Redeemable noncontrolling interests	—	—	869	869	—	—	338	338	6.6
	—	—	869	869	—	—	40,366	40,366	789.0

As of December 31, 2021 the fair value of bank overdraft approximated its carrying value due to the short-term nature of this instrument (Note 11).

As of December 31, 2021 the fair value of convertible debt amounted to RUB 106,484 (level 2 of the fair value hierarchy). As of June 30, 2022 the fair value of convertible debt approximated its carrying value due to the short-term nature of this instrument (Note 11).

The carrying amount and the fair value of loans received and loans granted as of December 31, 2021 and June 30, 2022 were as follows:

	December 31, 2021		June 30, 2022
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 3)	7,757	8,206	7,630	149.1	7,403	144.7
	7,757	8,206	7,630	149.1	7,403	144.7
Liabilities:
Loans (Note 11)	—	—	46,774	914.3	40,028	782.4
	—	—	46,774	914.3	40,028	782.4

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the six months ended June 30, 2021 and 2022.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Servers and network equipment	90,566	89,118	1,742.0
Land and buildings	18,893	17,776	347.5
Finance lease right-of-use assets	18,058	19,163	374.6
Infrastructure systems	16,633	15,954	311.9
Office furniture and equipment	9,180	10,327	201.9
Other equipment	7,387	7,712	150.7
Leasehold improvements	3,284	3,252	63.6
Assets not yet in use	18,518	32,063	626.7
Total	182,519	195,365	3,818.9
Less: accumulated depreciation	(84,194)	(88,074)	(1,721.7)
Total property and equipment, net	98,325	107,291	2,097.2

Assets not yet in use primarily represent infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 325 and RUB 269 ($5.3) as of December 31, 2021 and June 30, 2022, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Depreciation expenses related to property and equipment amounted to RUB 4,239 and RUB 5,858 ($114.5) for the three months ended June 30, 2021 and 2022, respectively, and RUB 8,015 and RUB 11,649 ($227.7) for the six months ended June 30, 2021 and 2022, respectively.

6.	LEASES

The Company has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 10 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call center, sorting center and cars. The Company’s leases have remaining lease terms of 1 to 19 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	555	345	6.7	1,066	682	13.3
Finance lease cost:
Amortization of right-of-use assets	171	448	8.8	299	863	16.9
Interest on lease liabilities	111	336	6.6	171	668	13.1
Total finance lease cost	282	784	15.4	470	1,531	29.9

Variable lease payments mainly related to car leases for carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	36,245	31,544	616.6
Operating lease liabilities, current (Note 3)	10,525	10,796	211.0
Operating lease liabilities, non-current	24,642	20,672	404.1
Total operating lease liabilities	35,167	31,468	615.1

Finance lease liability, current (Note 3)	1,467	1,758	34.4
Finance lease liability, non-current	15,350	15,612	305.1
Total finance lease liabilities	16,817	17,370	339.5

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Maturities of lease liabilities as of June 30, 2022 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2022	6,760	132.1	1,525	29.8
2023	11,670	228.1	3,027	59.2
2024	7,618	148.9	2,819	55.1
2025	3,557	69.5	4,975	97.2
2026	2,645	51.7	1,927	37.7
Thereafter	3,720	72.8	11,413	223.1
Total lease payments	35,970	703.1	25,686	502.1
Less imputed interest	(4,502)	(88.0)	(8,316)	(162.6)
Total	31,468	615.1	17,370	339.5

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022
Operating leases	4.0	3.8	6.2%	6.7%
Finance leases	9.1	8.7	7.3%	7.7%

The Company recognized sublease income of RUB 3,081 and RUB 2,785 ($54.4) for the three months ended June 30, 2021 and 2022, respectively, and RUB 5,554 and 5,381 RUB ($105.2) for the six months ended June 30, 2021 and 2022, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

As of June 30, 2022, the Company had additional finance leases that have not yet commenced of RUB 21,556 ($421.4). These finance leases will commence in the second half of 2022 with lease terms of 10 to 20 years.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for the three and six months ended June 30, 2021 and 2022 were as follows:

	Search and Portal	Ride-hailing	FoodTech	Yandex Market	Plus and Entertainment Services	Yandex Drive	Classifieds	Other business units and initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$

Balance as of December 31, 2020
Gross amount of goodwill	2,719	42,304	1,401	51,836	2,140	19	5,194	—	105,613	—
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	—
	2,719	42,304	639	51,836	1,564	19	5,194	—	104,275	—

Acquisitions	—	12,250	—	—	—	—	—	—	12,250	—

Balance as of March 31, 2021
Gross amount of goodwill	2,719	54,554	1,401	51,836	2,140	19	5,194	—	117,863	—
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	—
	2,719	54,554	639	51,836	1,564	19	5,194	—	116,525	—

Acquisitions	—	—	—	—	—	—	—	46	46	—

Balance as of June 30, 2021
Gross amount of goodwill	2,719	54,554	1,401	51,836	2,140	19	5,194	46	117,909	—
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	—
	2,719	54,554	639	51,836	1,564	19	5,194	46	116,571	—

Acquisitions	—	—	—	—	—	—	1,188	105	1,293	—

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Balance as of December 31, 2021
Gross amount of goodwill	2,719	54,554	1,401	51,836	2,140	19	6,382	151	119,202	2,330.1
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	(26.2)
	2,719	54,554	639	51,836	1,564	19	6,382	151	117,864	2,303.9

Acquisitions	—	1,101	—	—	—	—	—	—	1,101	21.5

Balance as of March 31, 2022
Gross amount of goodwill	2,719	55,655	1,401	51,836	2,140	19	6,382	151	120,303	2,351.6
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	(26.2)
	2,719	55,655	639	51,836	1,564	19	6,382	151	118,965	2,325.4

Acquisitions	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	(444)	—	—	—	—	—	—	(444)	(8.7)

Balance as of June 30, 2022
Gross amount of goodwill	2,719	55,211	1,401	51,836	2,140	19	6,382	151	119,859	2,342.9
Accumulated impairment loss	—	—	(762)	—	(576)	—	—	—	(1,338)	(26.2)
	2,719	55,211	639	51,836	1,564	19	6,382	151	118,521	2,316.8

Intangible assets, net of amortization, as of December 31, 2021 and June 30, 2022 consisted of the following intangible assets:

	December 31, 2021			June 30, 2022
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Customer relationships	11,977	(2,703)	9,274	9,156	(3,157)	5,999	117.3
Content and software	8,574	(2,370)	6,204	8,792	(3,217)	5,575	109.0
Trade names and domain names	3,766	(2,202)	1,564	3,982	(2,508)	1,474	28.8
Supplier relationships	187	(41)	146	186	(61)	125	2.4
Total acquisition-related intangible assets:	24,504	(7,316)	17,188	22,116	(8,943)	13,173	257.5
Other intangible assets:
Technologies and licenses	9,338	(5,030)	4,308	10,600	(6,355)	4,245	83.0
Assets not yet in use	863	—	863	1,511	—	1,511	29.5
Total other intangible assets:	10,201	(5,030)	5,171	12,111	(6,355)	5,756	112.5
Total intangible assets	34,705	(12,346)	22,359	34,227	(15,298)	18,929	370.0

In June 2022, the Company recognized a loss from the impairment of the customer relationships assets related to E-commerce, Mobility and Delivery segment of RUB 2,740 ($53.6) (the amount of intangible assets carrying value excess over its fair value). The fair value was determined using the discounted cash flow method (Level 3). The impairment is presented within the Sales, general and administrative line in the unaudited condensed consolidated statements of operations.

The following table represents the amortization of intangible assets for the three and six months ended June 30, 2021 and 2022:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Acquisition-related intangible assets	792	855	16.7	1,741	1,707	33.4
Other intangible assets	610	1,000	19.6	1,142	1,824	35.7
Total amortization of intangible assets	1,402	1,855	36.3	2,883	3,531	69.0

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

8.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits were subject to income tax at the rate of 25% for the three and six months ended June 30, 2021, and 25.8% for the three and six months ended June 30, 2022.

The majority of the Russian subsidiaries were subject to statutory income tax at the rate of 20% for the three and six months ended June 30, 2021 and 2022.

The Company’s tax provision for income taxes for interim periods is determined based on actual effective tax rate for the year to date. The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and six months ended June 30, 2021 and 2022 was as follows:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Expected provision / (benefit) at Dutch statutory income tax rate of 25.8% for periods of 2022 (25% for 2021)	(1,045)	3,041	59.4	(901)	327	6.4
Effect of:
Non-deductible stock-based compensation	1,215	1,676	32.8	2,666	3,292	64.3
Accrual of unrecognized tax benefit, net	1,215	52	1.0	1,301	70	1.4
Expenses not deductible / (income not taxable) for tax purposes	588	(225)	(4.4)	901	623	12.2
Change in valuation allowance	(1,458)	65	1.3	810	1,890	36.9
Tax on intercompany dividends	335	509	9.9	537	1,023	20.0
Difference in foreign tax rates	(425)	(1,553)	(30.4)	(791)	(1,700)	(33.2)
Tax consolidation	(23)	(1)	—	(23)	56	1.1
Other	83	168	3.3	(220)	669	13.1
Provision for income taxes	485	3,732	72.9	4,280	6,250	122.2

As of December 31, 2021 and June 30, 2022, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 367 and RUB 375 ($7.3), respectively, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

As of December 31, 2021 and June 30, 2022, RUB 1,345 and RUB 1,310 ($25.6), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

Movements in the valuation allowance for the three and six months ended June 30, 2021 and 2022 were as follows:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of the period	(10,256)	(16,508)	(322.7)	(7,763)	(12,482)	(244.0)
Charges to expenses	1,458	(65)	(1.3)	(810)	(1,890)	(36.9)
Foreign currency translation adjustment	114	2,803	54.8	106	1,930	37.7
Effect of adoption of ASU 2020-06 (Note 1)	—	—	—	—	(1,330)	(26.0)
Other	436	378	7.4	219	380	7.4
Balance at the end of the period	(8,248)	(13,392)	(261.8)	(8,248)	(13,392)	(261.8)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

9.	CONTENT ASSETS, NET

Content assets, net as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Licensed content, net
Released licensed content, net	7,840	7,545	147.5
Advances for licensed content	1,536	1,787	34.9
Produced content, net
Released, less amortization	1,927	2,035	39.8
In production and in development	2,464	3,972	77.6
Сontent assets, net	13,767	15,339	299.8

The following table represents the amortization of content assets:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Licensed content	1,630	2,137	41.7	2,977	4,254	83.1
Produced content	52	187	3.7	95	372	7.3
Total amortization of content assets	1,682	2,324	45.4	3,072	4,626	90.4

During the six months ended June 30, 2022 the Company has entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 936 ($18.3) in 2022, RUB 305 ($6.0) in 2023, RUB 42 ($0.8) in 2024 and RUB 11 ($0.2) in 2025 and thereafter.

10.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2021 and June 30, 2022, the Company recorded liabilities of RUB 16 and RUB 13 ($0.3) respectively, in the accounts payable and accrued liabilities line in the unaudited condensed consolidated balance sheets for all of its legal matters that were probable and reasonably estimable.

As of December 31, 2021 and June 30, 2022 the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,571 and  RUB 862 ($16.8), respectively, and include, among others, claims for termination of contracts,  consumer protection claims,  claims for compensation in connection with car accidents, copyright infringement claims, employment related claims and other matters. The Company has not recognized a liability in respect of those claims because management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company has principal operations in Russia, and also has smaller, early-stage businesses that operate internationally. The current geopolitical crisis, and the responses of governments and multinational businesses to these events, have created significant challenges for the Company’s business and operations, both in Russia and globally. These factors may materially and adversely affect the Company’s financial condition, results of operations, trading price, and ability to operate.

In June 2022 Arkady Volozh, the Company’s co-founder, resigned with immediate effect from his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with the Company’s international subsidiaries following his designation under the sanctions regime of the European Union. The European Union imposed sanctions on Mr. Volozh personally. Neither Yandex N.V. nor any of the Company’s

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

subsidiaries have been included on the sanctions lists of the European Union, the United States or the United Kingdom. Mr Volozh is the settlor of a trust which holds Class B shares in Yandex N.V. for the benefit of his family; the trust will vote such shares in accordance with the recommendations of the independent members of Yandex N.V. board of directors. Mr. Volozh does not control the Company, and consequently these sanctions do not apply to Yandex N.V. or its subsidiaries.

In the ordinary course, the Company is exposed to the economic and financial markets of the Russian Federation, which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. As of June 30, 2022, except for the unrecognized tax benefits described in Note 8, the Company accrued RUB 593 ($11.6) for contingencies related to non-income taxes, including penalties and interest, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Company to pay additional amounts of tax. As of June 30, 2022, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 14,373 ($281.0) (RUB 24,396 as of December 31, 2021).

Business, economic and other risk factors may make the Company's estimates or concentrations vulnerable to significant changes in the short term. The significant changes in the external environment and the high degree of uncertainty about future geopolitical developments (including potential new sanctions or export controls and their impact on the Russian economy or our ability to operate in the ordinary course) make it difficult to evaluate the potential impact on the Company’s future financial performance. Any prolonged economic downturn in Russia as a result of sanctions, depreciation of the ruble, negative consumer sentiment or other macro factors could have a material adverse effect on the Company’s results of operations in 2022 and potentially beyond. For additional details on the Company’s risk exposure, see the Annual Report on Form 20-F for the year ended December 31, 2021.

11.	DEBT

Debt as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
Convertible debt	85,835	3,022	59.1
Loans	—	46,774	914.3
Bank overdraft	2,940	—	—
Total debt	88,775	49,796	973.4
Less: current portion	(2,940)	(23,358)	(456.6)
Total debt, non-current portion	85,835	26,438	516.8

Convertible debt

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 (the “Notes”) at par. The Notes were convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company's election, under certain circumstances based on an initial conversion price of $60.0751 per Class A share, subject to adjustment on the occurrence of certain events as defined in the terms and conditions of the Notes. On March 7, 2022, the Notes’ delisting event condition was satisfied as the trading of Company’s Class A shares on NASDAQ was suspended for five trading days. Therefore, the holders of the Notes had the right to require redemption of their Notes at par in the full amount of $1,250.0 plus accrued interest. The Company did not have the funds available to redeem the Notes in full. Thus, the Company engaged in active discussions with an ad hoc committee of holders of the Notes with a view to agreeing to a mutually acceptable restructuring of these obligations. In June 2022, following the amendment of Notes’ terms, the Company agreed terms with the ad hoc committee for the purchase of the Notes, and entered into a purchase agreement with holders of 93.2% in aggregate principal amount of the Notes. The purchase agreement provided for a purchase price of $140 thousand in cash (“cash component”) and 957 the Company’s Class A shares (“share consideration”) for each $200 thousand in principal amount of the Notes purchased. The purchase of 93.2% in aggregate principal amount of the Notes was completed on June 23 and 24, 2022. In addition, under the amendment of the Notes’ terms the Company was provided with a call option giving a right to redeem all the Notes ending on September 12, 2022, at the redemption price equal to the purchase price. The

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Company will use its commercially reasonable efforts to deliver the share consideration of the purchase price when it will be permissible for the relevant shares to be delivered and received under applicable laws and regulations.

Based on consideration of all relevant circumstances, including indicators of financial difficulties and the amendment of Notes’ terms, the Company accounted for the modification of the Notes as a troubled debt restructuring as defined by ASC 470 and recognized a gain of $177.4 (RUB 9,305 as of the date of the transaction) as the difference between the carrying value of all the Notes (both repurchased in June and those under the call option to be redeemed before September 12, 2022) and the fair value of the purchase price paid and payable, including cash component and share consideration. The Company’s obligation in respect of the share consideration was reflected as an increase of additional paid-in capital in the unaudited condensed consolidated balance sheet as of June 30, 2022. In accordance with the reporting requirements of ASC 470, the Company measured the fair value of the share consideration with reference to its share price as quoted on the Moscow Exchange. The effect of the gain, net of tax, on basic and diluted net income/(loss) per Class A and Class B shares amounted to RUB 23.05 and 22.74, respectively for the three months ended June 30, 2022.

The carrying value of the Notes as of December 31, 2021 and June 30, 2022 consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	$
0.75% Convertible Senior Notes	92,866	3,022	59.1
Unamortized debt discount	(6,477)	—	—
Unamortized debt issuance cost	(554)	—	—
Total convertible debt	85,835	3,022	59.1

The Company recognized RUB 519 and RUB 532 ($10.4) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 174 and RUB 134 ($2.6) as interest expenses related to the contractual interest coupon of the convertible debt for the three months ended June 30, 2021 and 2022, respectively. The effective interest rates on the liability component of the convertible debt for the respective periods were 3.4% and 5.4%.

The Company recognized RUB 1,036 and RUB 585 ($11.4) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 348 and RUB 335 ($6.5) as interest expenses related to the contractual interest coupon of the convertible debt for the six months ended June 30, 2021 and 2022, respectively. The effective interest rates on the liability component of the convertible debt for the respective periods were 3.4% and 3.8%.

Loan

The Company funded the cash component of the Notes primarily by means of a RUB-denominated commercial loan maturing in June 2025.

12.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Company pursuant to it 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units (“RSUs”)	3,707	4,259	83.3	7,676	9,267	181.1
Synthetic Options Programs	467	535	10.5	692	1,044	20.4
Performance Share Units (“PSUs”)	388	226	4.4	632	596	11.7
Options	128	79	1.5	224	274	5.4
RSUs in respect of the Self-Driving Group	96	91	1.8	1,090	208	4.1
RSUs and Options in respect of MLU Group	5	—	—	136	—	—
Other Business Unit Equity Awards	71	1,305	25.5	216	1,371	26.7
Total share‑based compensation expenses	4,862	6,495	127.0	10,666	12,760	249.4

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2021	983,708	$21.75	10,217,045	$56.80	432,278	$103.85
Granted	—	—	1,405,026	19.45	62,046	57.53
Vested	(194,784)	19.28	(1,119,037)	41.64	—	—
Forfeited	—	—	(642,341)	57.73	—	—
Cancelled	—	—	(3,461,448)	50.30	(207,415)	104.85
Non-vested as of June 30, 2022	788,924	$22.36	6,399,245	$54.67	286,909	$93.11

In March 2022, the Company offered to all holders of Yandex N.V. RSUs an opportunity to exchange the portion of outstanding awards that would otherwise have vested between February 28, 2022 and the end of 2022 in exchange for cash bonuses. An aggregate of approximate 3,300,000 Yandex N.V. RSUs outstanding equity awards were exchanged.

The exchange was accounted for as a modification of equity awards, resulting in no additional share-based compensation expense recognized in the unaudited condensed consolidated statements of operations; the effect has been recognized by a reclassification from equity to liability in the amount of the cash payments.

The total modification effect is an aggregate of approximate RUB 13,650 excluding tax effect.

As of June 30, 2022 there was RUB 3,303 ($64.6) recognized in liability with the corresponding reduction in additional paid-in capital.

The replacement cash payment will be paid in accordance with the original 2022 vesting schedules of the exchanged RSUs.

As of June 30, 2022, there was RUB 22,257 ($435.1) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.78 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award.

The following table summarizes information about non-vested share awards:

	Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2021	1,632,259	RUB	4,008.5
Granted	183,855		6,042.1
Vested	(262,357)		3,261.6
Forfeited	(155,505)		4,850.9
Cancelled	(50,000)		1,370.9
Non-vested as of June 30, 2022	1,348,252	RUB	4,431.8

As of June 30, 2022, there was RUB 4,952 ($96.8) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 2.78 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards,

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2021	1,062,729
Vested	(177,729)
Non-vested as of June 30, 2022	885,000

As of June 30, 2022, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 2.64 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. For the three months ended June 30, 2022 the Company granted 0.03 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 1.9 million remain outstanding as of June 30, 2022.

In June 2022, the Company settled Business Unit Equity Awards in cash, which led to additional cost recognized immediately in the amount of RUB 1,195 ($23.4).

13.	SEGMENT INFORMATION

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting in 2022, the Company introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2021, in order to better reflect the operational structure of the businesses:

●	The Company transferred Ride-hailing, Yandex Drive, FoodTech, Yandex Delivery (Logistics) and Yandex Market reportable segments to a new reportable segment called E-commerce, Mobility and Delivery. The operating segment Yandex Uslugi (“Services”) was transferred to the E-commerce, Mobility and Delivery segment from Other Business Units and Initiatives;
●	The Company transferred Toloka, a data-centric AI solution that enables clients to generate machine learning data at scale, and RouteQ, a cloud platform using traffic forecasts to optimize last mile delivery (formerly known as Yandex Routing), from Search and Portal to the Other Business Units and Initiatives;
●	We renamed the Media Services segment to the Plus and Entertainment Services segment, which better reflects the nature of the included businesses.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

●	The Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan;
●	The E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA and Yandex Drive, scooters and car-sharing business for both B2C and B2B; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, multi-category e-commerce marketplace, Yandex Lavka Russia, hyperlocal convenience store delivery service, and grocery delivery service of Yandex Eats; and (iii) other O2O businesses, including Yandex Delivery, last-mile logistics solution for individuals, enterprises and SMB, Yandex Eats Food Delivery, ready-to-eat delivery service from restaurants, Lavka Israel, hyperlocal convenience store delivery service, and several smaller experiments;
●	The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio;
●	The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	39,212	51,233	1,001.5	74,157	95,067	1,858.3
Adjusted EBITDA	18,543	28,461	556.3	35,649	46,860	916.0
E-commerce, Mobility and Delivery:
Revenues	37,007	56,474	1,103.9	71,139	111,373	2,177.0
Adjusted EBITDA	(9,062)	2,139	41.8	(12,223)	(6,064)	(118.5)
Plus and Entertainment Services:
Revenues	4,094	6,150	120.2	7,580	11,981	234.2
Adjusted EBITDA	(1,732)	(2,595)	(50.7)	(2,989)	(5,766)	(112.7)
Classifieds:
Revenues	1,995	2,085	40.8	3,778	4,257	83.2
Adjusted EBITDA	728	541	10.6	1,113	818	16.0
Other Business Units and Initiatives:
Revenues	4,929	10,185	199.1	9,741	17,450	341.1
Adjusted EBITDA	(2,779)	(2,896)	(56.6)	(4,927)	(9,023)	(176.4)
Total segment revenues:	87,237	126,127	2,465.5	166,395	240,128	4,693.8
Total segment adjusted EBITDA:	5,698	25,650	501.4	16,623	26,825	524.4
Eliminations:
Revenues	(5,835)	(8,379)	(163.8)	(11,857)	(16,370)	(319.9)
Adjusted EBITDA	82	44	0.8	178	140	2.7
Total:
Revenues from external customers	81,402	117,748	2,301.7	154,538	223,758	4,373.9
Adjusted EBITDA	5,780	25,694	502.2	16,801	26,965	527.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The reconciliation between adjusted EBITDA and net income/(loss) before income taxes for the three and six months ended June 30, 2021 and 2022 is as follows:

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$
Adjusted EBITDA	5,780	25,694	502.2	16,801	26,965	527.1
Less: depreciation and amortization	(5,641)	(7,713)	(150.8)	(10,898)	(15,180)	(296.7)
Less: share-based compensation expense	(4,862)	(6,495)	(127.0)	(10,666)	(12,760)	(249.4)
Less: compensation expense (reversal of expense) related to contingent consideration	—	—	—	(227)	27	0.5
Add: gain on restructuring of convertible debt (Note 11)	—	9,305	181.9	—	9,305	181.9
Add: interest income	1,180	1,037	20.3	2,357	2,399	46.9
Less: interest expense	(861)	(1,109)	(21.7)	(1,654)	(1,729)	(33.8)
Less: loss from equity method investments	(5)	(86)	(1.7)	(6)	(451)	(8.8)
Add: other income/(loss), net	230	(6,105)	(119.4)	689	(4,567)	(89.3)
Add: compensation expense related to contingent consideration	—	(2,740)	(53.4)	—	(2,740)	(53.6)
Net income/(loss) before income taxes	(4,179)	11,788	230.4	(3,604)	1,269	24.8

14.	SUBSEQUENT EVENTS

Purchase of the Notes

In July and August 2022, the Company completed the purchase of a further $48.6 or 3.9% in the aggregate principal amount of the Notes.

Divestment of News and Zen services

In August 2022, the Company has entered into a binding agreement with VK, one of Russia’s largest social media businesses, to sell Yandex’s news aggregation platform and Zen infotainment service as well as the main page, where both services have been located. As sole consideration Yandex will acquire 100% of the food delivery service Delivery Club. The transaction is subject to anti-monopoly approval in Russia and is expected to close in the coming months.